Exhibit 99-1

510 Burrard St, 3rd Floor
Date: May 30, 2014	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Rio Alto Mining Limited

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 26, 2014
Record Date for Voting (if applicable) :	June 26, 2014
Beneficial Ownership Determination Date :	June 26, 2014
Meeting Date :	July 30, 2014

Meeting Location (if available) :	TBA
Toronto ON

Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	76689T104	CA76689T1049

Sincerely,

Computershare
Agent for Rio Alto Mining Limited